Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended December 31, 2023 and 2024. This section should be read in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1—Condensed Consolidated Financial Statements as of June 30, 2024 and December 31, 2024 (unaudited) and for the six months ended December 31, 2023 (unaudited) and 2024 (unaudited).” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2024, and the notes thereto, which appear in our annual report on Form 20-F for the year ended June 30, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on October 25, 2024.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Baijiayun Group Ltd, its subsidiaries, and its variable interest entities. All references to “China” or “PRC” refer to the People’s Republic of China. All references to “RMB” or “Renminbi” refer to the legal currency of China. All references to “$,” “U.S. dollars,” “$” or “dollars” refer to the legal currency of the United States of America.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a one-stop AI video solution provider with core expertise in SaaS and PaaS solutions. Leveraging industry-leading video-centric technologies, we offer a wealth of video-centric technology solutions, including SaaS/PaaS solutions, cloud and software related solutions, and enterprise AI and system solutions, catered to the evolving communication and collaboration needs of enterprises of all sizes and across industries.

We generate revenues primarily from our SaaS/PaaS solutions, cloud and software related solutions, and enterprise AI and system solutions. We generally charge customers of SaaS/PaaS solutions usage-based fees for real-time engagement services, SMS services, and CDN services. For cloud and software related solutions, we generally charge our customers customized platform development service fees, or software license fees. We generally generate revenues of our enterprise AI and system solutions from the sales of hardware together with AI solutions that are tailor-made or purchased from third parties for the customers’ needs and integrated into the hardware.

Our revenues were $30.5 million and $25.3 million for the six months ended December 31, 2023 and 2024, respectively. The decrease in revenues was primarily due to the decrease of revenue in real-time engagement services and cloud related services for the six months ended December 31, 2024. We recorded a net loss of $19.2 million for the six months ended December 31, 2023 and a net income of $0.6 million for the six months ended December 31 2024.

In evaluating our business, we consider and use adjusted net income (loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expense. Our adjusted net loss for the six months ended December 31, 2023 was $4.3 million, and our adjusted net income for the same period of 2024 was $1.0 million.

Results of Operations

The following table sets forth a summary of our unaudited consolidated statements of operations, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended December 31,
	2024	2023
	(in U.S. dollars)
Summary Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)
Revenues	25,278,428	30,539,962
Cost of revenues	(20,381,763)	(23,695,634)
Gross profit	4,896,665	6,844,328
Total operating expenses	(7,580,487)	(26,919,889)
Net (loss) income	590,430	(19,219,691)
Net (loss) income per ordinary share:
Basic	0.03	(0.98)
Diluted	0.03	(0.98)
Weighted average number of shares used in per share calculation:
Basic	19,255,424	19,255,424
Diluted	21,716,463	19,255,424

Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income (loss) as an additional non-GAAP financial measure. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance. We also believe that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define adjusted net income (loss) as net income (loss) excluding share-based compensation expense. We believe that adjusted net income (loss) provides useful information to investors and others in understanding and evaluating our operating results. The non-GAAP financial measure adjusts for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net income (loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measure with the most directly comparable GAAP measures.

Adjusted net income (loss) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our net income (loss) to non-GAAP adjusted net income (loss) for the periods indicated.

	Six Months Ended December 31,
	2024	2023
	(in U.S. dollars)
Net (loss) income	590,430	(19,219,691)
Add:
Share-based compensation	409,132	14,879,140
Non-GAAP net income (loss)	999,562	(4,340,551)
Interest income	(31,180)	(149,684)
Interest expense	193,909	407,960
Depreciation and amortization	867,657	760,084
Amortization of debt issuance cost	27,397	-
Income tax (benefit) expense	(187,527)	127,502
Non-GAAP EBITDA	1,869,818	(3,194,689)

Six Months Ended December 31, 2024 Compared to Six Months Ended December 31, 2023

Revenues

Total revenues were $25.3 million in the six months ended December 31, 2024, representing a decrease of 17.2% from $30.5 million in the six months ended December 31, 2023. The decrease in total revenues was primarily due to (1) a 23.6% decrease in the revenues from real-time engagement services from $10.2 million in the six months ended December 31, 2023 to $7.8 million in the six months ended December 31, 2024, (2) a 74.8% decrease in the revenues from customized platform development service from $2.5 million in the six months ended December 31, 2023 to $0.6 million in the six months ended December 31, 2024, and (3) a 45.9% decrease in the revenues from software license and other cloud related service from $1.9 million in the six months ended December 31, 2023 to $1.0 million in the six months ended December 31, 2024. The decrease in revenue was resulted from decrease in customer demands in these services.

Cost of Revenues

Cost of revenues was $20.4 million in the six months ended December 31, 2024, a 14.0% decrease compared to $23.7 million in the six months ended December 31, 2023, primarily due to (1) a 27.6% decrease in cost incurred for real-time engagement services from $6.4 million in the six months ended December 31, 2023 to $4.6 million in the six months ended December 31, 2024, and (2) a 71.9% decrease in customized platform development service from $2.3 million in the six months ended December 31, 2023 to $0.6 million in the six months ended December 31, 2024. The decrease in cost of revenues was in line with reduction of revenues.

Gross Profit

As a result of the foregoing, the gross profit decreased by 28.5% from $6.8 million in the six months ended December 31, 2023 to $4.9 million in the six months ended December 31, 2024. The gross profit margin decreased from 22.4% in the six months ended December 31, 2023 to 19.4% in the six months ended December 31, 2024.

Operating Expenses

The total operating expenses decreased by 71.8% from $26.9 million in the six months ended December 31, 2023 to $7.6 million in the six months ended December 31, 2024.

Selling and marketing expenses. The selling and marketing expenses decreased by 26.4% from $3.1 million in the six months ended December 31, 2023 to $2.3 million in the six months ended December 31, 2024. The decrease was primarily due to decrease in share-based compensation expenses.

General and administrative expenses. The general and administrative expenses decreased by 81.0% from $18.6 million in the six months ended December 31, 2023 to $3.5 million in the six months ended December 31, 2024. The decrease was primarily due to decrease in share-based compensation expenses.

Research and development expenses. The research and development expenses decreased by 66.1% from $5.2 million in the six months ended December 31, 2023 to $1.8 million in the six months ended December 31, 2024. The decrease was primarily due to a decrease in share-based compensation expenses and decrease in general staff compensation related to research and development personnel as we streamlined our research and development team

Operating Loss

As a result of the foregoing, operating loss was $2.7 million in the six months ended December 31, 2024 as compared to operating loss of $20.1 million in the six months ended December 31, 2023.

Other income

Other income was $3.2 million in the six months ended December 31, 2024 as compared to other income of $1.2 million in the six months ended December 31, 2023.

Income Tax Benefit (Expenses)

Income tax benefit was $0.2 million in the six months ended December 31, 2024 as compared to income tax expense of $0.1 million in the six months ended December 31, 2023. Share based compensation is not currently deductible for income tax purpose.

Net Income (Loss)

As a result of the foregoing, net income was $0.6 million in the six months ended December 31, 2024 as compared to net loss of $19.2 million in the six months ended December 31, 2023.

Liquidity and Capital Resources

We have funded our operations primarily through cash generated from operations, proceeds from issuance of equity and debt securities, and loans from related parties. As of June 30, 2024 and December 31, 2024, we had cash and cash equivalents of $8.7 million and $14.5 million, respectively, and restricted cash of $0.4 million and $0.4 million, respectively. Approximately 54% of our cash and cash equivalents and restricted cash as of December 31, 2024 was held in China. Cash and cash equivalents primarily consists of bank deposits and highly liquid investments with original maturities of less than three months, which are unrestricted as to withdrawal or use. Restricted cash consists of bank deposits collateralized to banks for issuance of promissory notes.

In December 2024, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with an institutional investor (“the Investor”), pursuant to which we may issue and sell up to $50,000,000 of our Class A ordinary shares over the course of 24 months following the date of the SEPA, subject to terms and conditions specified in the SEPA. Pursuant to the SEPA, the investor will advance to the Company, subject to the satisfaction of certain conditions, the principal amount of up to $15 million (the “Pre-paid Advance”), which will be evidenced by convertible promissory notes (each, a “Convertible Note” and collectively, the “Convertible Notes”, together with the “SEPA”, the “Offering”). As of December 31, 2024, we received net proceed of $6,580,000, representing principal of $8,000,000 pre-paid advance after deduction of issuance discount, agent fee, and other expenses and reimbursement.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations, together with the net proceeds from the Convertible Notes, will be sufficient to meet our anticipated cash needs for general corporate purposes for the next 12 months from the date of this interim report. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of the cash flows for the periods indicated:

	Six Months Ended December 31,
	2024	2023
	(in U.S. dollars)
Net cash used in operating activities	(1,372,020)	(351,358)
Net cash provided by (used in) investing activities	(15,148)	5,724,938
Net cash provided by financing activities	7,251,297	20,000,000
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(36,727)	(361,331)
Net increase in cash, cash equivalents and restricted cash	5,827,402	25,012,249
Cash, cash equivalents and restricted cash at beginning of the period	9,078,491	12,857,176
Cash, cash equivalents and restricted cash at end of the period	14,905,893	37,869,425

Operating Activities

Net cash used in operating activities in the six months ended December 31, 2024 was $1.3 million, which reflected the net income of $0.6 million, adjusted for (i) a net increase of non-cash items of $1.4 million, which consisted primarily of provision for doubtful accounts, depreciation and amortization, deferred income tax, share-based compensation and amortization of debt issuance cost, and (ii) a net decrease of $3.3 million in changes in operating assets and liabilities. The decrease in changes in operating assets and liabilities was attributable primarily to (1) an increase of $4.0 million in accounts receivable, (2) an increase in inventory of $3.1 million, (3) an increase of $1.4 million in prepayments, and (4) a decrease of $3.4 million in accrued expenses and other liabilities, and partially offset by (1) a decrease of $3.0 million in prepaid expenses and other current assets, (2) an increase of $2.9 million in account payable and notes payable, and (3) an increase of $3.1 million in contract liabilities.

Net cash used in operating activities in the six months ended December 31, 2023 was $0.3 million, which reflected the net loss of $19.2 million, adjusted for (i) a net increase of non-cash items of $17.7 million, which consisted primarily of provision for doubtful accounts, depreciation and amortization, deferred income tax, share-based compensation and investment income on short-term investments, and (ii) a net increase of $1.2 million in changes in operating assets and liabilities. The net increase in changes in operating assets and liabilities was attributable primarily to (1) a decrease of $3.5 million in accounts receivable, (2) a decrease of $1.5 million in prepayments, (3) a decrease of $1.8 million in other non-current assets, and (4) an increase of $2.6 million in contract liabilities and partially offset by (1) an increase of $2.4 million in inventories and (2) a decrease in accounts payable and notes payable of $5.1 million.

Investing Activities

Net cash used in investing activities for the six months ended December 31, 2024 was $15,148, due to purchase of property and equipment.

Net cash provided by investing activities in the six months ended December 31, 2023 was $5.7 million, primarily due to redemption of short-term investments of $13.0 million, partially offset by purchases of short-term investments of $7.5 million.

Financing Activities

Net cash provided by financing activities for the six months ended December 31, 2024 was $7.3 million, consisted of net proceeds from issuance of convertible notes of $6.6 million and proceeds from net of repayment of short term loan of $0.7 million.

Net cash provided by financing activities the six months ended December 31, 2023 was $20.0 million, consisted of loan from a related parity of $30.0 million, and partially offset by repayment of a convertible note issued by the company in February 2023 of $10.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with acquisition of property and equipment such as computer equipment. We had capital expenditures of $607 and $15,148 in the six months ended December 31, 2023 and 2024, respectively.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements included in this report relate to, among others:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenue, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions in China and globally;

●	assumptions underlying or related to any of the foregoing.

You should thoroughly read this current report and the documents that we refer to in this current report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this current report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.